Permitted Paper Filing Per Regulation S-T

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC
Mail Processing
Section
JUN 26 2009
Washington, DC
122

09011730

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC CIK No. 0000717826
SEC File No. 333-122785

(CHECK ONE) [ ] Form 10-K [ ] Form 20-F [X] Form 11-K [ ] Form 10-Q [ ] Form 10-D
[ ] Form N-SAR [ ] Form N-CSR
For Period Ended: December 31, 2008
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the transition period ended: ____________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
N/A

PART I -- REGISTRANT INFORMATION

Sony Ericsson 401(k) and Savings Plan SONY CORP
Full Name of Registrant

N/A
Former Name if Applicable

c/o Sony Ericsson Mobile Communications (USA) Inc., General Counsel, 7100 Development Drive
Address of Principal Executive Office (Street and Number)

Research Triangle Park, NC 27709
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
[X]	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Sony Ericsson 401(k) and Savings Plan (the "Plan") is unable to file its Form 11-K by June 30, 2009 without unreasonable effort and expense.

The Plan offers to employees of Sony Ericsson Mobile Communications (USA) Inc. to hold ADR shares of Telefonaktiebolaget LM Ericsson B shares as investments via a self-directed brokerage account maintained within the plan.

From the inception of Sony Ericsson Mobile Communications (USA) Inc., its employees have participated in the Ericsson Capital Accumulation and Savings Plan (the "Ericsson Plan") administered by its affiliated company Ericsson Inc as a multi-employer plan. Ericsson Inc. and Sony Ericsson Mobile Communications (USA) Inc. are both subsidiaries of Telefonaktiebolaget LM Ericsson, a Swedish company. Sony Ericsson Mobile Communications in 2004 separated from participation in the Ericsson Plan and began its own independent retirement plan, which Plan now submits this notification.

The Plan has not been able to accelerate the external auditing process from that which would be required for the Plan's annual Form 5500 filing with the Department of Labor in order to timely file the Form 11-K without unreasonable effort or expense.

The Plan expects that the audit activity will be completed and the Form 11-K submitted within the extension period.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Lee Hill	(919)	472-6073
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such short period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[ ] Yes [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

SONY ERICSSON 401(k) AND SAVINGS PLAN
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: 6/25/09 By: Lee Hill

Lee Hill
General Counsel and Corporate Secretary